Filed by Prenetics Global Limited

Pursuant to Rule 425 under the Securities Act of 1933,

as amended, and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934, as amended

Subject Company: Artisan Acquisition Corp.

Commission File No.: 001-40411

WSJ

2021-09-16 2021 4:50 am ET

Prenetics, a Covid-19 Testing Startup, to Go Public in SPAC Merger

Provider of PCR testing based in Hong Kong is set to merge with blank-check company Artisan Acquisition

Hong Kong-based Prenetics Group Ltd. is going public on the Nasdaq Stock Market via a special-purpose acquisition company, in a deal that values the medical diagnostic startup at $1.25 billion.

Prenetics, whose revenue has surged during the coronavirus pandemic, will merge with Artisan Acquisition Corp., a blank-check company founded by Adrian Cheng, grandson of the late Hong Kong real estate and jewelry magnate Cheng Yu-tung. The younger Mr. Cheng invested in Prenetics last year and held a 0.8% stake in the startup before the latest deal.

Seven-year-old Prenetics began as a genomics testing company and repositioned itself to provide Covid-19 testing after the onset of the pandemic last year. It is one of a dozen government contractors for PCR tests in Hong Kong, and provides Covid-19 testing at London’s Heathrow Airport and for soccer players and staff in the English Premier League.

Prenetics, whose name is derived from the words “prevention” and “genetics,” is the latest medical diagnostic company to tap the stock markets in a pandemic-induced business boom. A total of 28 medical diagnostic companies have gone public via SPACs since 2020, raising a combined $42 billion, according to Dealogic data.

“When we think about the future, we believe that testing is here to stay,” Danny Yeung, Prenetics co-founder and chief executive officer, said in an interview.

Prenetics will receive up to $459 million in cash from the transaction, including $339 million already raised by Artisan and $120 million from a so-called PIPE, or “private investment in public equity.” The PIPE funding round, which is typical in SPAC mergers, is led by Hong Kong investment firm Aspex Management, the private-equity group PAG, and Indonesian conglomerate Lippo Group. The transaction is expected to be completed by the first quarter of 2022.

The market frenzy over SPACs—shell companies that sell shares to raise money before finding businesses to acquire—has died down after the U.S. Securities and Exchange Commission in April said it would increase scrutiny of accounting and growth projections of newly public startups.

The dour mood has also affected businesses merging with SPACs that need to raise PIPE funding.

“Talking to investors has been so incredibly difficult,” Mr. Yeung, 42 years old, said. “The investors we have on board really looked under the hood in terms of the fundamentals of the company,” he added.

Samson Lo, managing director and head of Asia mergers and acquisitions at UBS Group AG said “the transaction gave people some renewed confidence about doing a de-SPAC and raising a PIPE in the current environment, especially for Asian companies and investors,” referring to the process of a SPAC merging with another business.

UBS advised Artisan and Citigroup Inc. advised Prenetics in the transaction.

Prenetics projects its revenue to more than triple to $205 million in 2021, and reach $600 million in 2025.

Prenetics is hoping to popularize the Circle HealthPod, a portable device that can quickly diagnose Covid-19 and other infectious diseases. The device uses technology developed by the University of Oxford to offer testing results in 20 minutes with quality akin to the widely accepted PCR tests.

The device costs $127 and can be used with disposable capsules that cost $15 to $20 apiece. Prenetics plans to add tests for flu and some sexually transmitted diseases in 2022.

Prenetics has sold 3,000 devices online and has preliminary agreements to supply 70,000 more to businesses in Southeast Asia, Mr. Yeung said. The company also hopes to secure U.S. Food and Drug Administration emergency-use authorization for the portable testing device by the first quarter of 2022.

Link to Article: https://www.wsj.com/articles/prenetics-a-covid-testing-startup-to-go-public-in-spac-merger-11631745000

Forward-Looking Statements

This document contains forward-looking statements within the meaning of Section 27A of the Securities Act and Section 21E of the Exchange Act that are based on beliefs and assumptions and on information currently available to Artisan Acquisition Corp. (“Artisan”) and Prenetics Group Limited (“Prenetics”) and also contains certain financial forecasts and projections.

All statements other than statements of historical fact contained in this document, including, but not limited to, statements as to future results of operations and financial position, Prenetics’ plans for new product development and geographic expansion, objectives of management for future operations of Prenetics, projections of market opportunity and revenue growth, the sources and uses of cash from the proposed transaction, the anticipated enterprise value of the combined entity (“PubCo”) following the consummation of the proposed transaction, anticipated benefits of the proposed transaction and expectations related to the terms of the proposed transaction, are also forward-looking statements. In some cases, you can identify forward-looking statements by the following words: “may,” “will,” “could,” “would,” “should,” “expect,” “intend,” “plan,” “anticipate,” “believe,” “estimate,” “predict,” “project,” “potential,” “continue,” “ongoing,” “target,” “seek” or the negative or plural of these words, or other similar expressions that are predictions or indicate future events or prospects, although not all forward-looking statements contain these words. These statements are based upon estimates and forecasts and reflect the views, assumptions, expectations, and opinions of Artisan and Prenetics, which involve risks, uncertainties and other factors that may cause actual results, levels of activity, performance or achievements to be materially different from those expressed or implied by these forward-looking statements. Any such estimates, assumptions, expectations, forecasts, views or opinions, whether or not identified in this document, should be regarded as indicative, preliminary and for illustrative purposes only and should not be relied upon as being necessarily indicative of future results. Although each of Artisan, Prenetics and PubCo believes that it has a reasonable basis for each forward-looking statement contained in this document, each of Artisan, Prenetics and PubCo caution you that these statements are based on a combination of facts and factors currently known and projections of the future, which are inherently uncertain. In addition, there will be risks and uncertainties described in the proxy statement/prospectus on Form F-4 relating to the proposed transaction, which is expected to be filed by PubCo with the SEC and other documents filed by Artisan or PubCo from time to time with the SEC. These filings may identify and address other important risks and uncertainties that could cause actual events and results to differ materially from those expressed or implied in the forward-looking statements. Forward-looking statements in this document include statements regarding the proposed transaction, including the timing and structure of the transaction, the proceeds of the transaction and the benefits of the transaction. Neither Artisan, Prenetics nor PubCo can assure you that the forward-looking statements in this document will prove to be accurate. These forward-looking statements are subject to a number of risks and uncertainties, including the ability to complete the business combination due to the failure to obtain approval from Artisan’s shareholders or satisfy other closing conditions in the business combination agreement, the occurrence of any event that could give rise to the termination of the business combination agreement, the ability to recognize the anticipated benefits of the business combination, the amount of redemption requests made by Artisan’s public shareholders, costs related to the transaction, the impact of the global COVID-19 pandemic, the risk that the transaction disrupts current plans and operations as a result of the announcement and consummation of the transaction, the outcome of any potential litigation, government or regulatory proceedings and other risks and uncertainties, including those to be included under the heading “Risk Factors” in the registration statement on Form F-4 to be filed by PubCo with the SEC and those included under the heading “Risk Factors” in the final prospectus of Artisan dated May 13, 2021 and in its subsequent quarterly reports on Form 10-Q and other filings with the SEC. In light of the significant uncertainties in these forward-looking statements, you should not regard these statements as a representation or warranty by Artisan, Prenetics, PubCo, their respective directors, officers or employees or any other person that Artisan, Prenetics or PubCo will achieve their objectives and plans in any specified time frame, or at all. The forward-looking statements in this document represent the views of Artisan, Prenetics and PubCo as of the date of this document. Subsequent events and developments may cause those views to change. However, while Artisan, Prenetics and PubCo may update these forward-looking statements in the future, Artisan, Prenetics and PubCo specifically disclaim any obligation to do so, except to the extent required by applicable law. You should, therefore, not rely on these forward-looking statements as representing the views of Artisan, Prenetics or PubCo as of any date subsequent to the date of this document. Accordingly, undue reliance should not be placed upon the forward-looking statements.

Important Additional Information Regarding the Transaction Will Be Filed With the SEC

In connection with the proposed transaction, PubCo will file a registration statement on Form F-4 with the SEC that will include a prospectus with respect to PubCo’s securities to be issued in connection with the proposed transaction and a proxy statement with respect to the shareholder meeting of Artisan to vote on the proposed transaction. Shareholders of Artisan and other interested persons are encouraged to read, when available, the preliminary proxy statement/prospectus as well as other documents to be filed with the SEC because these documents will contain important information about Artisan, Prenetics and PubCo and the proposed transaction. After the registration statement is declared effective, the definitive proxy statement/prospectus to be included in the registration statement will be mailed to shareholders of Artisan as of a record date to be established for voting on the proposed transaction. Once available, shareholders of Artisan will also be able to obtain a copy of the F-4, including the proxy statement/prospectus, and other documents filed with the SEC without charge, by directing a request to: Artisan Acquisition Corp., Room 1111, New World Tower 1, 18 Queen's Road, Central, Hong Kong. The preliminary and definitive proxy statement/prospectus to be included in the registration statement, once available, can also be obtained, without charge, at the SEC’s website (www.sec.gov).

Participants in the Solicitation

Artisan, Prenetics and PubCo and their respective directors and executive officers may be considered participants in the solicitation of proxies with respect to the potential transaction described in this document under the rules of the SEC. Information about the directors and executive officers of Artisan and their ownership is set forth in Artisan’s filings with the SEC, including its final prospectus dated May 13, 2021 and subsequent filings on Form 10-Q and Form 3. Additional information regarding the persons who may, under the rules of the SEC, be deemed participants in the solicitation of Artisan’s shareholders in connection with the potential transaction will be set forth in the registration statement containing the preliminary proxy statement/prospectus when it is filed with the SEC. These documents are available free of charge at the SEC’s website at www.sec.gov or by directing a request to Artisan Acquisition Corp., Room 1111, New World Tower 1, 18 Queen's Road, Central, Hong Kong.

No Offer or Solicitation

This document is not a proxy statement or solicitation of a proxy, consent or authorization with respect to any securities or in respect of the potential transaction and does not constitute an offer to sell or a solicitation of an offer to buy any securities of Artisan, Prenetics or PubCo, nor shall there be any sale of any such securities in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of such state or jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of the Securities Act.